Exhibit 21.1

Subsidiaries of International General Insurance Holdings Ltd.

Legal Name of Subsidiary	Jurisdiction of Organization
International General Insurance Underwriting	Jordan
North Star Underwriting Limited	United Kingdom
International General Insurance Co. Ltd.	Bermuda
International General Insurance Company Ltd. Labuan Branch	Malaysia
International General Insurance Company (UK) Limited	United Kingdom
International General Insurance Company Dubai Ltd.	United Arab Emirates
Specialty Malls Investment Co.	Jordan
IGI Services Limited	Cayman Islands